Mail Stop 3561

November 1, 2006

John W. Peters, Chief Executive Officer
Cancer Capital Corp.
2157 S. Lincoln Street
Salt Lake City, UT 84106

      Re: **Cancer Capital Corp.**
              Form 10-KSB for Fiscal Year Ended
              December 31, 2005
              File No. 0-32363

Dear Mr. Peters:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief